EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2014

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
Expressed in Canadian Dollars

	March 31, 2014	December 31,2013
ASSETS

Current
Cash and cash equivalents	$11,417,684	$12,683,069
Investments (Note 4)	1,160,667	1,229,085
Receivables (Note5)	1,568,975	1,576,535
Prepaid expenses	169,737	113,256
Total current assets	14,317,063	15,601,945

Non-current
Restricted cash (Note3)	429,100	528,945
Property and equipment (Note6)	1,038,792	1,185,414
Investment in associated companies (Note7)	3,688,250	3,960,650
Investments (Note4)	325,000	200,000
Exploration and evaluation assets (Note8)	3,031,368	3,031,368
Royalty interest (Note9)	35,861,581	35,063,725
Reclamation bonds (Note10)	872,041	770,894
Goodwill (Note11)	9,953,436	9,625,795
Other assets	104,484	104,484
Total non-currentassets	55,304,052	54,471,275

TOTAL ASSETS	$69,621,115	$70,073,220

LIABILITIES

Current
Accounts payable and accrued liabilities	800,310	649,843
Advances from joint venture partners (Note 12)	649,885	734,103
Total current liabilities	1,450,195	1,383,946

Non-current
Deferred incom etaxliability	11,070,415	10,710,552

TOTAL LIABILITIES	12,520,610	12,094,498

SHAREHOLDERS' EQUITY
Capital stock (Note13)	116,209,275	116,151,675
Commitment to issue shares	554,893	544,877
Reserves	12,485,842	11,264,150
Deficit	(72,149,505)	(69,981,980)
TOTAL SHAREHOLDERS' EQUITY	57,100,505	57,978,722

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$69,621,115	$70,073,220

Nature of operations (Note 1)
Events after the reporting date (Note 18)

Approved on behalf of the Board of Directors on May 12, 2014

Signed:	“David M Cole”	Director	Signed:	“George Lim”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page1

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
Expressed in Canadian Dollars

	Three month period ended	Three month period ended
	March 31, 2014	March 31, 2013

ROYALTY INCOME	$654,718	$937,972
Cost of sales
Gold tax	(32,736)	(45,762)
Depletion	(387,457)	(510,132)
Net royalty income	234,525	382,078

EXPLORATION EXPENDITURES (Note 8)	1,459,499	2,764,160
Less: recoveries	(432,226)	(1,674,321)
Net exploration expenditures	1,027,273	1,089,839

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	246,237	258,316
Depreciation (Note 6)	34,889	28,785
Investor relations and shareholder information	80,686	95,053
Professional fees	42,467	177,205
Salaries and consultants	568,474	691,206
Share-based payments (Note 13)	51,752	153,560
Transfer agent and filing fees	80,736	67,116
Travel	88,785	94,157
Total general and administrative expenses	1,194,026	1,565,398

Loss from operations	(1,986,774)	(2,273,159)

Change in fair value of fair value throught profit or loss investments	160,451	(541,001)
Equity loss in associated companies (Note 7)	(272,400)	(333,632)
Foreign exchange gain (loss)	(116,519)	7,065
Gain (loss) on investments	(19,049)	102,042
Interest income	29,146	53,795
Gain on derecognition and sale of property and equipment	11,577	-

Loss before income taxes	(2,193,568)	(2,984,890)
Income tax expense	-	(229,863)
Deferred income tax recovery (expense)	26,043	(18,309)

Loss for the period	$(2,167,525)	$(3,233,062)

Basic and diluted loss per share	$(0.03)	$(0.04)

Weighted average number of common shares outstanding	72,990,876	72,209,299

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
Expressed in Canadian Dollars

	Three month period ended	Three month period ended
	March 31, 2014	March 31, 2013

Loss for the period	$(2,167,525)	$(3,233,062)
Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	(25,000)	-
Currency translation adjustment	1,246,692	967,082
Comprehensive loss for the period	$(945,833)	$(2,265,980)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Unaudited – Expressed in Canadian Dollars

	Three month period ended	Three month period ended
	March 31, 2014	March 31, 2013
Cash flows from operating activities
Loss for the period	$(2,167,525)	$(3,233,062)
Items not affecting operating activities:
Interest income received	(29,146)	(53,795)
Unrealized foreign exchange effect on cash and cash equivalents	76,593	(10,662)
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	(160,451)	541,001
Commitment to issue bonus shares	67,616	193,375
Deferred income tax recovery	(26,043)	18,309
Income tax expense	-	229,863
Depreciation	114,499	61,798
Depletion of royalty interest	387,457	510,132
(Gain) loss on sale of investments	19,049	(102,042)
Gain on derecognition and sale of property and equipment	(11,577)	-
Equity loss in associated companies	272,400	333,632
Unrealized foreign exchange loss	101,556	693
Shares received from joint venture partners included in exploration recoveries	(25,000)	-
Changes in non-cash working capital items:
Receivables	7,560	70,087
Prepaid expenses	(56,481)	95,747
Accounts payable and accrued liabilities	150,467	(446,512)
Advances from joint venture partners	(84,218)	325,941
Total cash used in operating activities	(1,363,244)	(1,465,495)

Cash flows from investing activities
Acquisition of exploration and evaluation assets, and option payments received	-	(52,325)
Interest received on cash and cash equivalents	29,146	53,795
Purchase and sale of held-for-trading investments, net	252,908	(70,071)
Purchase of available-for-sale financial instruments	(150,000)	-
Restricted cash	99,845	(60,260)
Purchase and sale of property and equipment, net	43,700	(2,756)
Reclamation bonds	(101,147)	(233,018)
Total cash used in investing activities	174,452	(364,635)
Cash flows from financing activities
Proceeds from options exercised	-	56,600
Total cash provided by financing activities	-	56,600

Effect of exchange rate changes on cash and cash equivalents	(76,593)	10,662
Change in cash and cash equivalents	(1,265,385)	(1,762,868)
Cash and cash equivalents, beginning	12,683,069	21,699,983
Cash and cash equivalents, ending	$11,417,684	$19,937,115

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
Expressed in Canadian Dollars

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	$(69,981,980)	$57,978,722
Shares issued as bonus shares	48,000	57,600	(57,600)	-	-	-	-
Commitment to issue shares	-	-	67,616	-	-	-	67,616
Foreign currency translation adjustment	-	-	-	-	1,246,692	-	1,246,692
Change in fair value of financial instruments	-	-	-	-	(25,000)	-	(25,000)
Loss for the period	-	-	-	-	-	(2,167,525)	(2,167,525)
Balance as at March 31, 2014	73,028,209	$116,209,275	$554,893	$8,569,269	$3,916,573	$(72,149,505)	$57,100,505

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	($55,999,368)	$68,368,669
Shares issued as bonus shares	192,668	362,444	(362,444)	-	-	-	-
Shares issued on exercise of stock options	50,000	56,600	-	-	-	-	56,600
Share based payments	10,000	17,500	-	-	-	-	17,500
Reclassification of fair value of options exercised	-	27,270	-	(27,270)	-	-	-
Commitment to issue shares	-	-	175,875	-	-	-	175,875
Foreign currency translation adjustment	-	-	-	-	967,082	-	967,082
Loss for the period	-	-	-	-	-	(3,233,062)	(3,233,062)
Balance as at March 31, 2013	72,304,540	$114,877,815	$910,623	$8,429,099	$1,367,557	$(59,232,430)	$66,352,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these condensed consolidated interim financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on its exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of its exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2013.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2013.

The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

IAS 32 Financial instruments: presentation was amended to clarify the requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amounts when a cash generating unit (“CGU”) contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also requires additional disclosure of recoverable amounts of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed. The adoption of this amendment did not result in any impact to the Company’s financial statements.

Significant Judgments and Estimates

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 are consistent with those applied in the Company’s December 31, 2013 audited consolidated financial statements.

3. RESTRICTED CASH

At March 31, 2014, the Company classified $429,100 (December 31, 2013 - $528,945) as restricted cash. This amount is comprised of $148,335 (December 31, 2013 - $148,334) held as collateral for its corporate credit cards, $50,960 (December 31, 2013 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $229,805 (December 31, 2013 - $329,651) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA, Haiti and Sweden.

4. INVESTMENTS

At March 31, 2014, the Company had the following investments:

		Accumulated
March 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,933,768	$(773,101)	$1,160,667
Available-for-sale
Marketable securities	630,000	(305,000)	325,000
Total investments	$2,563,768	$(1,078,101)	$1,485,667

At December 31, 2013, the Company had the following investments:

		Accumulated
December 31, 2013	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,180,725	$(951,640)	$1,229,085
Available-for-sale
Marketable securities	480,000	(280,000)	200,000
Total investments	$2,660,725	$(1,231,640)	$1,429,085

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

5. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	March 31, 2014	December 31, 2013
Royalty income receivable	$198,761	$186,298
Refundable taxes	963,630	999,869
Recoverable exploration expenditures and advances	296,011	248,597
Other	110,573	141,771
Total	$1,568,975	$1,576,535

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	March 31, 2014	December 31, 2013
Canadian dollars	$19,055	$81,384
US dollars	1,367,732	1,329,075
Turkish Lira	159,552	140,412
Swedish Krona	17,643	22,418
Other	4,993	3,246
Total	$1,568,975	$1,576,535

6. PROPERTY AND EQUIPMENT

During the three month period ended March 31, 2014, depreciation of $79,610 (2013 - $28,785) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2013	91,713	177,352	6,023	308,888	572,443	552,277	1,708,696
Additions	-	-	-	-	-	-	-
Disposals and derecognition	-	-	-	(78,717)	-	-	(78,717)
As at March 31, 2014	91,713	177,352	6,023	230,171	572,443	552,277	1,629,979

Accumulated depreciation
As at December 31, 2013	$72,987	$106,016	$-	$141,616	$202,663	$-	$523,282
Additions	7,836	8,255	3,134	66,457	28,817	-	114,499
Disposals and derecognition	-	(32,057)	-	(14,537)	-	-	(46,594)
As at March 31, 2014	$80,823	$82,214	$3,134	$193,536	$231,480	$-	$591,187
Net book value
As at December 31, 2013	$18,726	$71,336	$6,023	$167,272	$369,780	$552,277	$1,185,414
As at March 31, 2014	$10,890	$95,138	$2,889	$36,635	$340,963	$552,277	$1,038,792

7. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. At March 31, 2014, the Company’s investment in the joint venture was $Nil (December 31, 2013 - $Nil). The Company’s share of the net loss of the joint venture for the three month period ended March 31, 2014 and 2013 was $Nil.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

The Company also has a 40.96% equity investment in IG Copper, LLC (“IGC”). At March 31, 2014, the Company has paid $6,829,309 towards its investment (December 31, 2013 - $6,829,309). At March 31, 2014, the Company’s investment less its share of accumulated equity losses was $3,688,250 (December 31, 2013 - $3,960,650). The Company’s share of the net loss for the three months ended March 31, 2014 was $272,400 (2013 - $333,632).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at March 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

March 31, 2014	Turkish Co	IGC
Aggregate assets	$136,714	$5,404,406
Aggregate liabilities	(160,716)	(834,523)
Income (loss) for the year	(17,409)	(665,039)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(272,400)

As at December 31, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2013	Turkish Co	IGC
Aggregate assets	$105,489	$5,977,484
Aggregate liabilities	(142,811)	(958,317)
Income (loss) for the year	11,247	(5,297,700)
The Company's ownership %	49.00%	40.96%
The Company's share of loss for the year	-	(2,093,823)

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

8. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At March 31, 2014 and December 31, 2013, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	March 31, 2014	December 31, 2013
Asia Pacific	Various	$81,124	$81,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Trab	78,587	78,587
United States	Jasper Canyon, Arizona	235,856	235,856
of America	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$3,031,368	$3,031,368

Changes During the Three Months Ended March 31, 2014

In February 2014, the Company signed an Exploration and Option Agreement (the “Agreement”) with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, to acquire EMX’s Koonenberry exploration licenses in New South Wales, Australia. NQM has the option to earn a 100% interest in the EMX subsidiary that holds the licenses, with EMX obtaining a 3% production royalty.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the three month period ended March 31, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden	USA				Turkey			Asia Pacific			Other *	Total
		Vale	Geonovus	Other USA	USA total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$33,074	$125	$20	$36,021	$36,166	$893	$11,405	$12,298	$1,176	$3,984	$5,160	$57,641	$144,339
Assays	-	-	-	1,033	1,033	38	-	38	-	-	-	6,743	7,814
Drilling / Trenching	11,509	86,455	-	-	86,455	-	-	-	-	-	-	-	97,964
Logistics	13,600	8,496	-	17,294	25,790	12,735	18,673	31,408	325	26,519	26,844	8,575	106,217
Personnel	156,742	18,244	3,273	227,198	248,715	62,743	120,344	183,087	8,712	50,110	58,822	17,283	664,649
Property Cost	34,109	165	825	42,188	43,178	64,748	8,689	73,437	6,574	5,795	12,369	473	163,566
Professional Services	26,827	-	-	4,252	4,252	4,970	30,839	35,809	7,240	1,987	9,227	23,223	99,338
Share based payments	3,613	-	-	2,923	2,923	-	-	-	-	-	-	9,329	15,865
Technical Studies	6,994	8,643	-	10,941	19,584	-	3,083	3,083	-	9,380	9,380	78,620	117,661
Travel	13,261	-	-	7,564	7,564	-	3,849	3,849	183	11,651	11,834	5,578	42,086
Total Expenditures	299,729	122,128	4,118	349,414	475,660	146,127	196,882	343,009	24,210	109,426	133,636	207,465	1,459,499
Recoveries	-	(127,691)	(5,282)	(67,478)	(200,451)	(146,127)	-	(146,127)	-	-	-	-	(346,578)
Operator fees	-	(14,614)	(528)	(7,198)	(22,340)	-	-	-	-	-	-	-	(22,340)
Option Payments	-	-	-	-	-	-	(25,000)	(25,000)	-	-	-	-	(25,000)
Other Property Income	(27,362)	-	-	-	-	-	(10,946)	(10,946)	-	-	-	-	(38,308)
Total Recoveries	(27,362)	(142,305)	(5,810)	(74,676)	(222,791)	(146,127)	(35,946)	(182,073)	-	-	-	-	(432,226)
Net Expenditures	$272,367	$(20,177)	$(1,692)	$274,738	$252,869	$-	$160,936	$160,936	$24,210	$109,426	$133,636	$207,465	$1,027,273

* Included in “Other” exploration expenditures for the three months ended March 31, 2014 were Austria - $90,546, Georgia -$54,784, and Haiti - $39,721.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

8. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration Expenditures (continued)

During the three month period ended March 31, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		Sweden		USA				Turkey			Asia Pacific
	Kiruna													Other *	Total
	South	Other	Total	Vale	Geonovus	Other USA	USA total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$30,456	$9,143	$39,599	$16,593	$-	$29,385	$45,978	$2,506	$25,319	$27,825	$1,856	$627	$2,483	$65,039	$180,924
Assays	346	-	346	1,112	416	1,379	2,907	36,294	2,977	39,271	8,538	-	8,538	6,011	57,073
Drilling / Trenching	152,300	1,320	153,620	198,110	289,286	487,396		89,139	17,836	106,975	-	-	-	-	747,991
Logistics	22,772	(9,618)	13,154	102,985	14,483	6,056	123,524	35,951	29,989	65,940	3,784	998	4,782	37,776	245,176
Personnel	90,298	56,933	147,231	49,756	62,405	264,953	377,114	123,731	45,113	168,844	49,608	7,692	57,300	198,309	948,798
Property Cost	34,096	38,156	72,252	-	1,658	112,856	114,514	6,055	3,331	9,386	6,406	-	6,406	30,633	233,191
Professional Services	23,157	3,065	26,222	-	-	2,442	2,442	5,013	26,929	31,942	13,162	15,929	29,091	72,438	162,135
Share based payments	-	11,057	11,057	-	-	26,418	26,418	-	-	-	-	-	-	2,340	39,815
Technical Studies And Consultants	-	2,316	2,316	380	19,302	13,581	33,263	25,389	1,601	26,990	2,574	3,088	5,662	29,115	97,346
Travel	7,919	6,551	14,470	-	44	10,070	10,114	-	6,490	6,490	5,231	2,206	7,437	13,200	51,711
Total Expenditures	361,344	118,923	480,267	368,936	387,594	467,140	1,223,670	324,078	159,585	483,663	91,159	30,540	121,699	454,861	2,764,160
Recoveries	(361,322)	(163,201)	(524,523)	(392,801)	(406,763)	-	(799,564)	-	(201,540)	(201,540)	-	(472)	(472)	(9,864)	(1,535,963)
Operator fees	(27,099)	-	(27,099)	(39,188)	(40,700)	-	(79,888)	-	-	-	-	-	-	-	(106,987)
Other Property Income	-	-	-	(628)	(240)	(12,667)	(13,535)	-	(17,836)	(17,836)	-	-	-	-	(31,371)
Total Recoveries	(388,421)	(163,201)	(551,622)	(432,617)	(447,703)	(12,667)	(892,987)	-	(219,376)	(219,376)	-	(472)	(472)	(9,864)	(1,674,321)
Net Expenditures	$(27,077)	$(44,278)	$(71,355)	$(63,681)	$(60,109)	$454,473	$330,683	$324,078	$(59,791)	$264,287	$91,159	$30,068	$121,227	$444,997	$1,089,839

* Significant components of “Other” exploration expenditures for the quarter ended March 31, 2013 were Brazil - $229,861; Georgia - $60,430; Haiti - $118,565.
** During the three month period ended March 31, 2013, the Company received from Dedeman US$200,000 in advance royalty payments that were due August 7, 2011 and August 7, 2012.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

9. ROYALTY INTEREST

Changes in royalty interest for the three month period ended March 31, 2014:

Ending Balance, December 31, 2013	$35,063,725
Adjusted for:
Depletion	(387,457)
Cumulative translation adjustments	1,185,313
Ending Balance, March 31, 2014	$35,861,581

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the three month period ended March 31, 2014, $654,718 (March 31, 2013 - $937,972) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As at March 31, 2014 there were no circumstances to suggest that the carrying amounts of the non-current assets were impaired.

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	March 31, 2014	December 31, 2013
Australia - various properties	$81,800	$57,881
Sweden - various properties	7,987	7,884
Turkey - various properties	296,837	238,356
United States of America - various properties	485,417	466,773
Total	$872,041	$770,894

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

11. GOODWILL

Goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the three month period ended March 31, 2014:

Ending Balance, December 31, 2013	$9,625,795
Adjusted for:
Cumulative translation adjustment	327,641
Ending Balance, March 31, 2014	$9,953,436

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	March 31, 2014	December 31, 2013
U.S.A.	$424,886	$516,328
Sweden	219,449	212,225
Haiti	5,550	5,550
Total	$649,885	$734,103

13. CAPITAL STOCK

Authorized

As at March 31, 2014, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

For the three month period ended March 31, 2014, the Company issued:

•	48,000 shares in lieu of cash remuneration valued at $57,600 to an officer of the Company applied to commitment to issue shares.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three month period ended March 31, 2014, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2013	3,995,700	$2.36
Cancelled	(13,000)	2.42
Balance as at March 31, 2014	3,982,700	2.36

Number of options outstanding as at March 31, 2014	3,982,700

13. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2014:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
May 22, 2009	10,000	10,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	917,500	917,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	951,500	951,500	1.94	August 22, 2017
October 16, 2012	77,000	77,000	2.44	October 16, 2017
Total	3,982,700	3,982,700

Share-based Payments

During the three month period ended March 31, 2014, the Company recorded aggregate share-based payments of $67,616 (March 31, 2013 - $193,375) as they relate to the fair value of options granted, fair value of performance bonus shares, and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Three months ended March 31, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$51,752	$15,864	$67,616
	$51,752	$15,864	$67,616

	General and
	Administrative	Exploration
Three months ended March 31, 2013	Expenses	Expenditures	Total

Commitment to issue bonus shares	$136,060	$39,815	$175,875
Shares issued as performance bonuses	17,500	-	17,500
	$153,560	$39,815	$193,375

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

13. CAPITAL STOCK (Continued)

Warrants

During the three month period ended March 31, 2014, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	13,265,138	3.70
Expired	(4,089,605)	3.10

Balance as at March 31, 2014 and December 31, 2013	9,175,533	$4.16

As at March 31, 2014, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.50	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.50	(2)	November 12, 2015
Finders warrants, November 8, 2010	255,900	4.50	(1)	November 8, 2015
Total	9,175,533

(1) $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date. (2) $3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three months ended March 31, 2014	Salary or Fees	Payments	Total
Management	$218,759	$34,649	$253,408
Outside directors	46,684	2,457	49,141
Seabord Services Corp. *	104,700	-	104,700
Total	$370,143	$37,106	$407,249

		Share-based
For the three months ended March 31, 2013	Salary or Fees	Payments	Total
Management	$176,642	$117,123	$293,765
Outside directors	30,000	10,922	40,922
Seabord Services Corp. *	114,000	-	114,000
Total	$320,642	$128,045	$448,687

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities is $6,765 (December 31, 2013 - $2,599) owed to key management personnel and $47,317 (December 31, 2013 - $36,584) to other related parties.

15. SEGMENTED INFORMATION

The Company operates within the resource industry. At March 31, 2014 and December 31, 2013, the Company had equipment and exploration and evaluation assets located geographically as follows:

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

EXPLORATION AND EVALUATION ASSETS	March 31, 2014	December 31, 2013
Asia Pacific	$81,124	$81,124
Sweden	437,755	437,755
Turkey	232,547	232,547
United States of America	2,279,942	2,279,942
Total	$3,031,368	$3,031,368

PROPERTY AND EQUIPMENT	March 31, 2014	December 31, 2013
Asia Pacific	$14,349	$110,769
Brazil	-	-
Canada	11,868	15,280
Georgia	9,778	11,011
Haiti	11,690	12,574
Sweden	20,339	23,285
Turkey	56,188	67,373
United States of America	914,580	945,122
Total	$1,038,792	$1,185,414

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are part of a cash generating unit located in the United States, except $200,000 in royalty interest held in Serbia.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2014, the Company had working capital of $12,866,868 (December 31, 2013 - $14,217,999). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2014, there were no changes in the levels in comparison to December 31, 2013. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$11,417,684	$-	$-	$11,417,684
Restricted cash	429,100	-	-	429,100
Fair value through profit or loss
securities	1,160,667	-	-	1,160,667
Available for sale investments	325,000	-	-	325,000
Total	$13,332,451	$-	$-	$13,332,451

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2014 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $50,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and other short term assets, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2014 is as follows:

Accounts	USD amount
Cash and cash equivalents	$2,103,740
Receivables	1,236,871
Accounts payable and accrued liabilities	(330,241)
Total	$3,010,370

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations is considered immaterial.

Based on the above net exposure as at March 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $30,000 in the Company’s pre-tax profit or loss.

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2014	December 31, 2013
Cash and cash equivalents are comprised of:
Cash	$3,925,968	$3,519,309
Short-term deposits	7,491,716	9,163,760

Total	$11,417,684	$12,683,069

The significant non-cash investing and financing transactions during the three month period ended March 31, 2014 included:

a.	Received 500,000 common shares of Pasinex Resources Limited valued at $25,000 or $0.05 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;

b.	Recorded a loss through accumulated other comprehensive income of $25,000 related to the fair value adjustments on AFS financial instruments;

c.	Issuance of 48,000 bonus shares valued at $57,600 applied to commitment to issue shares;

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Expressed in Canadian Dollars
For the Three Month Period Ended March 31, 2014

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

d.

Adjusted non-current assets and liabilities for $1,246,692 related to cumulative translation adjustments (“CTA”), of which $1,185,313 relates to CTA gain on royalty interest, $327,641 relates to CTA gain on goodwill, $385,906 relates to a CTA loss on deferred tax liability and $119,644 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency; and

The significant non-cash investing and financing transactions during the three month period ended March 31, 2013 included:

a.	Reclassification of $27,270 of share based payment reserve to share capital from the exercise of options;

b.	Issuance of 192,668 bonus shares valued at $362,444 applied to commitment to issue shares; and

18. EVENTS AFTER THE REPORTING DATE

Subsequent to March 31, 2014, the Company:

a)	Granted 1,531,000 incentive stock options, exercisable at a price of $1.20 per share for a period of five years, to officers, directors, employees and consultants of the Company.

b)

Announced that it intends to issue an aggregate of 300,000 common shares in lieu of cash remuneration to two non- executive employees and a consultant, subject to TSX Venture Exchange and NYSE MKT approval.

c)	Purchased shares in a non-brokered private placement of a publically traded Company totaling $500,000 as a strategic investment.